UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Curbline Properties Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23128Q101

(CUSIP Number)

Julie A. Mediamolle

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23128Q101	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,933,336
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,933,336
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,933,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 104,860,322 shares of the Issuer’s common stock outstanding as of October 1, 2024 as reported by the Issuer in the Form 8-K filed with the Securities and Exchange Commission on October 1, 2024.

CUSIP No. 23128Q101	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock of Curbline Properties Corp., par value $0.01 per share (the “Common Stock”), a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 320 Park Avenue, New York City, New York 10022.

Item 2.	Identity and Background.

This Schedule 13D is filed by Alexander Otto (the “Reporting Person”). Mr. Otto is part-owner and Chairman of ECE Group GmbH Co. KG, or ECE, a commercial real estate company based in Hamburg, Germany that manages assets in Europe, since 2000. He is primarily engaged in the business of managing real estate investment business and properties. The address of the principal place of business of Mr. Otto is ECE Group GmbH & Co. KG (“ECE”), Heegbarg 30, 22391 Hamburg, Germany.

The Reporting Person has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is a shareholder of SITE Centers Corp., an Ohio corporation (“SITC”). On October 1, 2024, SITC made a pro rata distribution of the Common Stock to SITC shareholders of record on September 23, 2024, the record date of the distribution (the “Spin-off Distribution”). As part of the Spin-off Distribution, the Reporting Person received two shares of Common Stock for every one common share of SITC he held.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock in his capacity as a shareholder of SITC pursuant to the Spin-Off Distribution and intends to hold such shares for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person intends to review on a continuing basis the investments in the Issuer by the Reporting Person. The Reporting Person may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. The Reporting Person may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s beneficiaries) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and to engage in any hedging or similar transactions with respect to the Common Stock. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

CUSIP No. 23128Q101	SCHEDULE 13D	Page 4 of 7 Pages

The Reporting Person was appointed to the Board effective as of September 30, 2024, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) Alexander Otto beneficially owns, in the aggregate, 7,933,336 shares of Common Stock, representing 7.6% of the Issuer’s outstanding Common Stock. The calculation of the percentage of Common Stock beneficially owned is based on 104,860,322 shares issued and outstanding as of October 1, 2024 as reported by the Issuer in the Form 8-K filed with the Securities and Exchange Commission on October 1, 2024.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 7,933,336 shares of Common Stock.

(c) The Reporting Person has not effected any transactions in the Common Stock in the last sixty days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 1, 2024, Mr. Otto and the Issuer entered into a waiver agreement (the “Waiver Agreement”) pursuant to which the Issuer waived the related party limit contained in the Issuer’s Articles of Amendment and Restatement, that would otherwise have prohibited Mr. Otto and his family (collectively, the “Otto Family”), and other persons who may be deemed to have constructive ownership of Common Stock owned by the Otto Family, from constructively owning more than 9.8% of the outstanding Common Stock. The Waiver Agreement also includes provisions for monitoring and restricting ownership by the Otto Family of the Issuer’s tenants. The summary of the Waiver Agreement is qualified in its entirety by reference to the full text of the Waiver Agreement, which is attached hereto as Exhibit 1.

CUSIP No. 23128Q101	SCHEDULE 13D	Page 5 of 7 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Waiver Agreement, dated October 1, 2024, by and between Alexander Otto and Curbline Properties Corp., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Curbline Properties Corp. on October 1, 2024.

Exhibit 2	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24 to the Form 3 filed by Alexander Otto on October 3, 2024.

CUSIP No. 23128Q101	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2024

ALEXANDER OTTO

/s/ Frederic Arndts
By:	Frederic Arndts, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

EXHIBIT INDEX

Exhibit 1	Waiver Agreement, dated October 1, 2024, by and between Alexander Otto and Curbline Properties Corp., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Curbline Properties Corp. on October 1, 2024.

Exhibit 2	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24 to the Form 3 filed by Alexander Otto on October 3, 2024.